EXHIBIT 99.1

Adecco to acquire Altedia to further expand its Human Resources Consulting and Career Services offering

PARIS, FRANCE - January 25, 2005.

Adecco SA (Swiss Stock Exchange, ADEN), the world's largest human resources solutions provider, announced today that it has signed a series of agreements to acquire 50.5 % of Altedia (Paris Stock Exchange, TLA) from its founding shareholders Raymond Soubie, Danielle Deruy and Philippe Kienast and members of their families for EUR 19 per share. Adecco Group and Altedia's founders will become shareholders of the new entity that will launch a tender offer for the remaining 49.5 % of Altedia shares. Adecco will combine its existing Lee Hecht Harrison career transition subsidiaries in France and Spain with the new entity. Altedia's founders will lead the new entity, of which Mr. Soubie will become Chairman & CEO.

"This partnership with Altedia and its founders is a unique opportunity to expand Adecco's leadership in the higher value-added segment of HR consulting" said Jerome Caille, CEO of Adecco Group. "By combining the strength of Adecco's global career services division LHH with Altedia's unique approach in upstream HR consulting and strong management team, we create a new growth platform in Europe to accompany our clients through their productivity and HR challenges".

Commenting on the partnership, Raymond Soubie as a shareholder said, "We are delighted to join forces with Adecco, a truly global company with an impressive array of services. Together, we create an unmatched capability not only to provide strategic and operation assistance to our clients, but also to deliver optimized solutions across geographies".

With 585 employees in Europe (France, Belgium, Spain and Portugal) Altedia is a leader in the fields of reorganizations, career transition and social engineering, human capital, and external communications. Altedia generated revenues of Euro 80.5 million, and operating income of Euro 9.7 million in 2003.

Mr. Soubie added, "We believe that, in the context of evolving labour legislation in European economies, this partnership is also the best way to leverage on the expertise of each company."

Ekkehard Kuppel, newly appointed president of Adecco's HR Consulting and Career Services Division, will have world-wide responsibility over all respective units of the Adecco Group, including this new entity.

About the transaction

Adecco will purchase the shares of Altedia's three founders and members of their families in cash and shares of the new entity. At closing, the new entity will own 50.5% of Altedia's share capital. The acquisition has been approved by the Board of Directors of Adecco SA, and is subject to approval by antitrust authorities.

Adecco will subsequently combine its Lee Hecht Harrison subsidiaries in France and Spain into the new operation. Adecco and Altedia's founders have signed agreements to ensure mutual alignment and best use of the founders' entrepreneurial management. After March 2008, Adecco will have the right to acquire Altedia's founders' ownership in the new entity.

In compliance with French takeover regulation, the new entity intends to launch a tender offer for the remaining share capital of Altedia for Euro 19.0 per share in cash which corresponds to a 23.8% premium on the share's average price weighted by volume over the previous twelve months. Assuming full acceptance of the tender offer, the new entity will own 100% of Altedia, and Adecco Group will hold 85% and Altedia's founders 15% of the new entity's shares.

This transaction is expected to be accretive to Adecco's earnings per share in 2005.

Goldman Sachs acted as sole financial advisor to Adecco SA and Societe Generale acted as sole financial advisor to Altedia on this transaction.

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the "Company") as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company's forward-looking statements include, among other things: the outcome of investigations by governmental agencies or stock exchanges; the assertion and resolution of US unemployment tax assessments; the pace of economic recovery in various regions and the demand for temporary staffing; the impact and result of any litigation (including US class action litigation); any adverse developments in existing commercial relationships, disputes or legal proceedings; volatility of the Company's stock price; intense competition in the markets in which the Company competes; and negative reactions from the Company's shareholders, creditors or vendors with respect to any of the foregoing matters.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company's Annual Report on Form 20-F for the year ended December 28, 2003, and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco is a global provider of HR Solutions. Adecco network connects 700,000 associates with business clients through its network of 30,000 employees and more than 6,000 offices in 72 territories around the world. Registered in Switzerland, Adecco delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates. Adecco comprises three divisions, Adecco Staffing, Ajilon Professional and Lee Hecht Harrison Career Services. Adecco Staffing focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications. Ajilon Professional offers a range of specialised branded businesses and LHH Career Services encompasses a portfolio of outplacement and consulting services. LHH is ranked number 2 in the world outplacement and career services market and continued to deliver the highest profitability rate in the Group. Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marche (EURONEXT: ADE).

About Altedia

Founded in 1992 by Raymond Soubie, Philippe Kienast and Danielle Deruy, Altedia is today a major player in HR and Communications consulting with presence in France, Belgium, Spain, Portugal, USA and Japan, with 585 employees and 376 consultants, operating in the fields of: reorganizations, career transition and social engineering, human capital (recruitment, evaluation and management of skills, coaching, training, compensation and benefits, employee shareholding, stock options, retirement, change management), and external communications. Altedia provides companies with strategic and operational assistance for optimisation, organisation, redeployment and restructuring linked to mergers, acquisitions, transfers, launches or cessation of activity, the consolidation and strengthening of a firm's position in relation to the performance of its staff. In 2003, France represented 89% of the Group's revenues. Altedia is listed on the Second Marche of Euronext Paris (Code ISIN FR0004031672)

For further information please contact:

Simon Brocklebank-Fowler/Kate Martens
Cubitt Consulting
Tel: +44 (0) 207 367 5100
Mobile: +44 (0) 7802 613 721
E-mail: simon.brocklebank-fowler@cubitt.com

Susanne Mueller-Zantop
Adecco Group Chief Marketing
and Communications Officer
Tel: +41 1 878 8808
E-mail: press.office@Adecco.com

Laurence Martin
Altedia Relations Exterieures Groupe
Relations presse
Tel: +33 1 44 91 52 29
Mobile: +33 6 71 63 82 49
E-mail : lmartin@altedia.fr